UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     December
9, 2019
Andrew M. Bursky
Timothy J. Fazio
Lapetus Capital II LLC
100 Northfield Street
Greenwich, CT 06830

        Re:     Verso Corporation
                DFAN14A Rule 14a-12 soliciting materials filed under cover of
Schedule 14A
                Filed on December 3, 2019 by Lapetus Capital II LLC, et al. File No. 001-34056

Dear Messrs. Bursky and Fazio,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Soliciting Material under Rule 14a-12 filed under cover of Schedule 14A

1. As contemplated by Note b. to Rule 14a-9, please provide us with the factual foundation for the following quoted representations:

    "Atlas unlock[s] the full potential of our companies by patiently applying our industry expertise and operating system over the long-term. Our operating system drives performance excellence..."

    "For over a decade Blue Wolf has been an active investor in pulp, paper and forest products companies with a highly successful track record."

    Atlas and Blue Wolf "successfully exited" their investment in Northern Resources and continue to own and operate Finch Paper and Twin Rivers, "both of which have grown materially through well-priced and synergistic acquisitions."

2. As contemplated by Note b. to Rule 14a-9, statements that may be seen as impugning character or personal reputation without a factual foundation may contravene Rule 14a-9.
 Messrs. Bursky and Fazio
Lapetus Capital II LLC
December 9, 2019
Page 2

      Please provide us with the factual foundation upon which the participants ostensibly relied to make the following quoted assertions:

      We believe that execution of any strategic alternatives to increase stockholder value has been hampered by "a lack of industry expertise at the Board level and misalignment of management and the Board..."

      We believe that "the Board has little or no expertise in the bleached kraft pulp and graphic paper markets...."

      We are concerned that "the Board has elected to enter into this transaction out of desperation and in an effort to further entrench themselves rather than to create long-term value for the stockholders."

      We are concerned that "these recent appointments are just an additional effort to entrench the management and current Board at the expense of stockholders". It is the responsibility of the
      Board to focus its attention on the best interests of the Company and its stockholders "rather than entrenching itself."

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact me at (202) 551-3266 with any questions.


                                                               Sincerely,

                                                               /s/ Nicholas P.
Panos

                                                               Nicholas P.
Panos
                                                               Senior Special
Counsel
                                                               Office of
Mergers & Acquisitions

cc:      Mark A. Cognetti, Esq.